Exhibit 16.1

January 9, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K/A dated January 9, 2009, of Movie Gallery, Inc. and are in agreement with the statements contained in the second sentence of paragraph 1, paragraph 3, paragraph 4, and the first sentence of paragraph 7 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP